June 9, 2011
Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.,
Amendment No. 2 to Registration Statement on Form S-1
Filed May 18, 2011
File No. 333-173177
Amendment to No. 2 to Registration Statement on Form S-1
Filed May 18, 2011 File No. 333-173188
Dear Ms. Parker:
     Set forth below are the responses of C&J Energy Services, Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2011, with respect to Amendment No. 2 to Registration Statement on Form S-1, File No. 333-173177 (the “IPO Registration Statement”), and Amendment No. 2 to Registration Statement on Form S-1, File No. 333-173188 (the “Shelf Registration Statement,” collectively with the IPO Registration Statement, the “Registration Statements”), filed with the Commission on May 18, 2011.
     Concurrently with the submission of this response letter, we are filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), Amendment No. 3 to the IPO Registration Statement (“IPO Amendment No. 3”) and Amendment No. 3 to the Shelf Registration Statement (“Shelf Amendment No. 3,” collectively with IPO Amendment No. 3, the “Amendments”). For the Staff’s convenience, we will deliver three copies of each of the Amendments, together with three copies of each of the Amendments that are marked to show all revisions to the Registration Statements since their filing on May 18, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the IPO Amendment No. 3 or Shelf Amendment No. 3, as applicable.

General
1. We remind you of comments 1, 3, 4, 38, 42 and 43 in our letter dated April 26, 2011.
     RESPONSE:
     We acknowledge the Staff’s comment. Our respective responses to comments 1, 3, 4, 38, 42, and 43 are provided herein.
     Comment 1: To the extent that comments in one section apply to similar disclosure elsewhere in the Registration Statements, we revised all affected areas. Similarly, to the extent comments to either Registration Statement also applied to disclosure in the other, we have made parallel changes to both filings.
     Comment 3: We acknowledge the Staff’s comment, and we will include in subsequent amendments to the Registration Statements all information that we are not entitled to omit under Rule 430A of Regulation C promulgated under the Securities Act of 1933, as amended.
     Comment 4: We will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. An initial filing relating to the IPO Registration Statement was filed with FINRA on March 31, 2011. Comments to the initial FINRA filing were received from FINRA on April 14, 2011. The underwriters submitted responses to FINRA’s comments on May 13, 2011 and May 19, 2011. Prior to requesting accelerated effectiveness, we will provide the Staff with a copy of the FINRA no objections letter or otherwise contact the Staff.
     Comment 38: We will undertake to file all exhibits that have currently been omitted, including without limitation, our legal opinion, form of underwriting agreement and lock-up agreements, in the Amendments or in a subsequent amendment.
     Comment 42: We have received responses and confirmation from each of our selling shareholders. For those who have self-identified as either a broker-dealer or an affiliate of a broker-dealer, we have disclosed such information in our selling shareholder tables and footnotes beginning on page 81 of Shelf Amendment No. 3 and page 94 of IPO Amendment No. 3. Where such disclosure was required, we have further affirmatively disclosed whether the relevant selling shareholder is acting as an underwriter within the meaning of Section 2(11) of the Securities Act.
     Comment 43: With respect to Shelf Amendment No. 3, no underwriters will participate in this offering as the shares are being registered on a delayed or continuous basis pursuant to Rule 415 promulgated under the rules and regulations of the Securities Act. We have received responses and confirmation from each of our selling shareholders. For those who have self-identified as either a broker-dealer or an affiliate of a broker-dealer, we have disclosed such information in our selling shareholder tables and footnotes beginning on page 81 of Shelf Amendment No. 3 and page 94 of IPO Amendment No. 3. Where such disclosure was required, we have further affirmatively disclosed whether the relevant selling shareholder is acting as an underwriter within the meaning of Section 2(11) of the Securities Act.

2. We note that you provide hydraulic fracturing services. Please tell us, with a view for disclosure:
•	the location of your fracking activities;

•	the percentage of your services involved in or revenues related to fracking;

•	the anticipated costs and funding associated with fracking activities;

•	whether there have been any incidents, citations or suits related to your fracking operations for environmental concerns, and if so, what your response has been; and

•	your related indemnification obligations and those of your customers, if applicable.
     RESPONSE:
     Location of our fracking activities. Our hydraulic fracturing activities are located in the Eagle Ford Shale of South Texas, the Haynesville Shale of East Texas/North Louisiana and the Granite Wash of Western Oklahoma, all as disclosed on page 2 of IPO Amendment No. 3 and page 1 of Shelf Amendment No. 3.
     Percentage of our revenues related to fracking. Approximately 80% of our revenues for the three months ended March 31, 2011 were derived from hydraulic fracturing services. We have revised our disclosure to provide this information on pages 3 and 33 of IPO Amendment No. 3 and page 22 of Shelf Amendment No. 3.
     Anticipated costs and funding associated with fracking activities. Our costs and funding associated with our fracking activities consist of (i) ongoing operating expenses necessary to complete fracking services and maintain our fleet and (ii) capital expenditures necessary to add additional fleets or increase the operating capacity of existing assets. Substantially all of the expenses of our ongoing hydraulic fracturing operations are funded through operating cash flows. To date, our capital expenditures have been funded through a combination of operating cash flows, borrowings under our credit facility and proceeds from sales of equity, as disclosed under “Liquidity and Capital Resources” on page 40 of IPO Amendment No. 3 and page 30 of Shelf Amendment No. 3. Going forward, we plan to use the proceeds from this offering, as well as operating cash flows and borrowings under our credit facility, to fund our capital expenditures. In addition, we may elect to access the public debt and equity markets as conditions warrant. See “Liquidity and Capital Resources” on page 40 of IPO Amendment No. 3 and page 30 of Shelf Amendment No. 3.
     Incidents, citations or suits related to our fracking operations. There have been no material incidents or citations related to our hydraulic fracturing operations in the past five years. During that period, we have not been involved in any litigation over alleged environmental violations, have not been ordered to pay any material monetary fine or penalty with respect to alleged environmental violations, and are not currently facing any type of governmental enforcement action or other regulatory proceeding involving alleged environmental violations related to our hydraulic fracturing operations. We have revised our disclosure to provide this information on page 62 of IPO Amendment No. 3 and page 50 of Shelf Amendment No. 3.
     Our and our customer’s fracking-related indemnification obligations. We enter into a Master Service Agreements (“MSAs”) with each of our customers. Our MSAs delineate our and our customer’s respective indemnification obligations with respect to the services we provide. With respect to our hydraulic fracturing services, our MSAs typically provide for knock-for-knock indemnification for all losses, which means that we and our customers assume liability for damages to or caused by our respective personnel and property. For catastrophic losses, our MSAs generally include industry-standard carve-outs from the knock-for-knock indemnities, pursuant to which our customers (typically the exploration and production company) assume liability for (i) damage to the hole, including the cost to re-drill; (ii) damage to the formation, underground strata and the reservoir; (iii) damages or claims arising from loss of control of a well or a blowout; and (iv) allegations of subsurface trespass. Additionally, our MSAs typically provide that we can be held responsible for events of catastrophic loss only if they arise as a result of our willful misconduct.
     Our MSAs provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and resulting from our negligent actions, and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout.
     The description of our indemnification provisions set forth above is a summary of their material terms. Future MSAs may change as a result of market and other conditions.
     We have revised our disclosure to include the information outlined above on page 59 of IPO Amendment No. 3 and page 47 of Shelf Amendment No. 3.
3. In regard to your fracking services, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:
•	have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the frac fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

     RESPONSE:
     Drilling casing and cementing. We serve as a contractor to our customers operating in the exploration and production industry. We do not perform any drilling, casing or cementing services for our customers. The drilling, casing and cementing of our customers’ wells are completed in advance of our crews’ arrival on our customers’ sites. As explained in further detail in response to Comment 2 above, our customers assume liability arising from all underground pollution, including any pollution emanating from defective drilling, casing or cementing performed prior to our arrival on-site. At the request of our customers we do provide certain casing pressure testing in advance of performing our hydraulic fracturing services. Additionally, we pressure test our high-pressure lines leading from our trucks to the wellhead to detect and eliminate any leaks in our equipment prior to the initiation of our hydraulic fracturing services.
     Monitoring rate and pressure. To maximize the effectiveness of our hydraulic fracturing services while minimizing the risk of loss or environmental impact, we continuously monitor the pressures experienced throughout our hydraulic fracturing treatments. By monitoring pressures in real time, our engineers are able to immediately detect any unexplained deviations from our pretreatment design. Pressure variations often occur within normal ranges and our engineers, in consultation with our customer’s onsite representative or engineer, make resulting adjustments to the original design as operations proceeds. However, if we experience significant unexpected increases or decreases in pressure, we immediately suspend pumping operations to allow the customer to evaluate and remediate any issues associated with the well or its casing.
     Environmental impact of additives. Our hydraulic fracturing services primarily involve water and sand, along with a very small percentage of additional substances. Less than 2.5% of the materials we typically use in our hydraulic fracturing activities are additional substances for which Material Safety Data Sheets are prepared. These substances are present in such diluted concentrations that we believe they do not have any discernable environmental impact, and many of these substances are utilized in common household products. We handle these substances consistent with their Material Safety Data Sheets and in compliance with applicable environmental laws.
     Use and disposal of water. Water and sand constitute the largest components used in our hydraulic fracturing operations. The composition of our fracturing fluids varies according to the specifications we develop with our clients for each project. Our MSAs provide that our customers are solely responsible for the treatment and disposal of all fluids that flow back through the well during the normal course of our operations. Unlike certain of our competitors, our business does not include the provision of flowback disposal services. Our operations are currently limited to Texas, Louisiana and Oklahoma. Our customers retain responsibility for the treatment and disposal of produced fluids, typically in deep disposal wells in accordance with applicable state and federal regulations.
Registration Statement on Form S-1 (File No. 333-173177)
Business, Page 49
4. We note your response to prior comment number 25 from our letter dated April 26, 2011. In view of the apparent significance of term contracts to your operations, revise your disclosure to provide a discussion of the relationship between existing term contracts and future revenues, including the variables that undermine the relevance and reliability of backlog information.
     RESPONSE:
     We have revised our disclosure on page 33 of IPO Amendment No. 3 and page 22 of Shelf Amendment No. 3 to provide the following discussion of the relationship between our existing term contacts and future revenues, including the variables that prevent us from presenting a reliable backlog estimate.
     Although our term contracts provide us some visibility on anticipated future minimum asset utilization, our term contracts do not provide us sufficient certainty to present backlog information on an ongoing basis. Unlike long-term contracts for equipment or services at fixed prices or on a day rate or turnkey basis, where future revenue or earnings can be reliably forecasted based on the dollar amount of backlog believed to be firm, future revenues generated from our term contracts are subject to a number of variables that prevent us from providing similar information with any degree of certainty. Under our term contracts, we derive revenues from:
•	mandatory monthly payments for a specified minimum number of hours of service per month;

•	pre-agreed amounts for each hour of service in excess of the contracted minimum number of hours of service per month; and

•	pre-agreed service charges for chemicals and proppant materials that are consumed during the fracturing process.
     Given these variables, revenues from our term contracts vary substantially from customer-to-customer and from month-to-month depending on the number of hours of services actually provided and chemicals and proppant materials consumed. Generally, when we exceed the number of hours of service included in our base monthly rate, we consume more chemicals and proppants and provide additional pumping and related services to complete the project, each of which will significantly impact our revenues. Mandatory monthly payments under our term contracts have historically accounted for less than half of our total revenues.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Results of Operations, page 36
5. We note your response to comment 23 in our letter dated April 26, 2011 and we reissue the comment. We note that you have revised your disclosure to describe the relative impact of each factor in respect of your reported periods. However, we continue to believe that, to the extent possible, you should quantify the amount of changes contributed by each such factor, as such quantification may promote an investor’s understanding of the challenges and trends you have and may continue to face as disclosed under “Overview—Our Challenges” and

“Overview—Outlook.” It appears that certain of these factors could be easily quantifiable, such as the increase in revenue due to the deployment of additional Fleets or the increase in costs due to the hiring of additional personnel.
     RESPONSE:
     We have quantified the amount of change contributed by each factor described in respect of the comparisons between our reported periods for all factors that we can quantify with reasonable certainty. For example, we have quantified the increase in revenue due to the deployment of additional hydraulic fracturing fleets as well as the increase in costs due to the hiring of additional personnel. Please read pages 37-40 of IPO Amendment No. 3 and pages 26-30 of Shelf Amendment No. 3. As indicated in our previous response to Comment 23, in certain circumstances, independent quantification of discrete variables is not possible and we have not made further revisions in those circumstances.
Compensation Discussion and Analysis, page 72
6. We note your response to comment 26 in our letter dated April 26, 2011. Please expand to disclose the actual EBITDA achieved that was used to calculate the bonus awards. We note your disclosure on page 74 that the EBITDA used to calculate the bonus awards differs from the EBITDA disclosed in “Summary Consolidated Financial Data.”
     RESPONSE:
     We have revised our disclosure on pages 76-77 of IPO Amendment No. 3 and pages 63-64 of Shelf Amendment No. 3 to disclose that the actual EBITDA achieved to calculate the bonus awards was $84.0 million, which was calculated from taking the Adjusted EBITDA of $82.6 million disclosed in “Summary Consolidated Financial Data” and adding back one time advisory and attorney fees of $0.8 million and stock compensation expense of $0.6 million.
Selling Stockholders, page 92
7. For each of your selling shareholders that are not natural persons (e.g., Passport Special Opportunities Master Fund, LP), please revise your disclosure to include the name of the natural persons who have sole or shared voting or investment power. See Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
     RESPONSE:
     We have revised our disclosure for each of our selling shareholders, other than Wellington Management, that are not natural persons to include the name of the natural persons who have sole or shared voting or investment power. Please read the footnotes to the Selling Shareholder tables on pages 94-98 of IPO Amendment No. 3 and pages 81-91 of Shelf Amendment No. 3.

     We requested that Wellington Management provide us with the name of the natural persons who have sole or shared voting or investment power with regard to their shares and were informed by them of the following:
“Wellington Management Company, LLP (“Wellington Management”) is the investment adviser to Fonds voor Gemene Rekening Beroepsvervoer (the “Wellington Client”), which is listed in the table of Selling Stockholders. We understand that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities held by the Wellington Client. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by the Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the table of Selling Stockholders.
Wellington Management has discussed this issue with the Staff on few previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No. 333-139984). Below are links to letters written by or on behalf of Wellington Management in those instances:
http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm
http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt
We understand that the Staff agreed with the analysis set forth in those letters. Wellington Management confirms that the statements in such letters remain accurate.”
Financial Statements, page F-1
Note 1 — Nature of Business and Summary of Significant Accounting Policies, page F-7
General
8. We have read your responses to prior comments 30 through 32 from our letter dated April 26, 2011. In reviewing the financial data you submitted in connection with your response to prior comment 32, we note that your CODM, Mr. Comstock, receives some discreet financial data with respect to the three services you provide. Additionally, we note your disclosure on page 63 indicating that you have two Vice Presidents who oversee Coiled Tubing and one Vice President who oversees Fracturing. Please describe for us the process through which Mr. Comstock regularly reviews operating results with the managers who report directly to him. As part of your response, tell us if he reviews supplemental information in addition to the data you provided to us on May 18, 2011 in connection with this review process. Provide us with example copies of any such reports.

     RESPONSE:
     Josh Comstock, our CODM, does not meet on a regular and ongoing basis to discuss operating and financial results with the two Vice Presidents for Coiled Tubing or the Vice President for Fracturing. Typically, Mr. Comstock only meets with these individuals to discuss business development opportunities as they arise, rather than to discuss operating or financial performance. As described in our prior responses, the only ongoing review of operating and financial results occurs in monthly meetings involving Mr. Comstock and his direct reports, Mr. McMullen and Mr. Barrier. Operating and financial information to assist in such meetings is prepared on an ongoing basis, and as you correctly identified during your review, certain of that information includes discrete data with respect to our interrelated service lines. However, the vast majority of such information is prepared on a Company-wide basis. In addition, during the course of these meetings, operating results are primarily discussed as a whole rather than by discrete service lines. For example, Mr. Comstock, Mr. McMullen and Mr. Barrier discuss such items as Company-wide sales, financing opportunities and downward trends during such meetings and identify such items as customers who have collectability issues and customers for whom we could expand our operations with. As indicated in our prior response to Comment 31, similar Company-wide discussions and decisions are made with respect to business structure and management, facilities, employees, marketing and incentive compensation.
     Finally, the only reports reviewed by Mr. Comstock and discussed in these meetings are those we previously submitted to the Staff with our May 12, 2011 response letter.
Goodwill, Intangible Assets and Amortization, page F-8
9. We have read your response to prior comment 33 from our letter dated April 26, 2011, in which you indicate you were formed to acquire all of the stock of C&J Spec-Rent Services, Inc., and you merged with and into C&J Spec-Rent Services, Inc. effective October 17, 2006 with C&J Spec-Rent Services, Inc. being the surviving corporation. To help us understand this transaction, please address the following points:
•	Tell us the nature and value of consideration you gave in exchange for the C&J Spec-Rent Services, Inc. stock.

•	Tell us how you accounted for this transaction and the authoritative accounting guidance you relied upon.

•	Provide us with the allocation of the purchase price to the acquired assets and liabilities.

•	Tell us the names of the individuals or entities that had voting control over your Company and C&J Spec-Rent Services, Inc. prior to the merger and the percentage ownership each individual or entity held.
     RESPONSE:
     Nature and value of consideration. As previously mentioned, we were formed in October 2006 for the purpose of acquiring all of the outstanding capital stock of C&J Spec-Rent Services,

Inc. Consideration transferred to the stockholders of C&J Spec-Rent Services, Inc. consisted of $99.5 million in cash.
     Accounting for transaction and authoritative accounting guidance. We accounted for this transaction using the “purchase method” as described in Statement of Financial Accounting Standards No. 141, Business Combinations, which was the authoritative guidance in effect at the time of the acquisition. All identifiable assets acquired and liabilities assumed were recorded at their estimated fair values as of the closing date of the transaction.
     Allocation of purchase price to acquired assets. The allocation of the purchase price to the acquired assets and assumed liabilities was as follows:

Current assets	$7,250,925
Property and equipment	22,998,829
Intangible assets	13,346,775
Goodwill	60,338,653

Total assets acquired	103,935,182

Current liabilities	(2,857,764)
Long-term liabilities	(1,576,000)

Total liabilities assumed	(4,433,764)

Net assets acquired	$99,501,418

     Voting control prior to merger and percentage ownership. Please read Exhibits I and II accompanying this response letter for schedules detailing the names of individuals or entities that owned equity interests in C&J Energy Services, Inc. and C&J Spec-Rent Services, Inc., respectively, prior to the merger. The schedules include the percentage ownership each individual or entity held. Please read Exhibit III accompanying this response letter for a schedule detailing the names of individuals or entities that owned equity interests in C&J Energy Services, Inc. immediately following the merger. Following the merger, all of the equity interests in C&J Spec-Rent Services, Inc. were held by C&J Energy Services, Inc. As is demonstrated in these schedules, majority ownership and control was transferred to new investors in connection with the transaction with the result that purchase accounting rather than combination of entities under common control represented the most appropriate accounting treatment. To the extent the Staff requires additional factual information with regard to this transaction, we would be happy to provide it upon request.
Revenue Recognition, page F-9
10. We note the disclosure you have provided in response to prior comment number 34 from our letter dated April 26, 2011. Further revise this disclosure to specifically address each of the revenue recognition criteria identified in SAB Topic 13-A.1. The disclosure should clearly address each of the services you provide as well as products and supplies provided in connection with your services.

     RESPONSE:
     We revised our disclosure in the Amendments to add the following description of all material terms of our revenue arrangements and to specifically address each of the revenue recognition criteria identified in SAB Topic 13-A.1, clarifying each of the services we provide as well as the materials consumed while performing these services. Please read pages 47, F-9 and F-28 of IPO Amendment No. 3 and pages 37, F-9 and F-28 of Shelf Amendment No. 3.
     Revenue Recognition. All revenue is recognized when persuasive evidence of an arrangement exists, the service is complete, the amount is fixed or determinable and collectability is reasonably assured, as follows:
     Hydraulic Fracturing Revenue. We enter into arrangements with our customers to provide hydraulic fracturing services, which can be either on a spot market basis or under term contracts. We only enter into arrangements with customers for which collectability is reasonably assured. Revenue is recognized and customers are invoiced upon the completion of each job, which can consist of one or numerous fracturing stages. Once the job has been completed to the satisfaction of the customer, a field ticket is written that includes charges for the service performed and the chemicals and proppants consumed during the course of the service. The field ticket will also include charges for the mobilization of the equipment to location, additional equipment used on the job, if any, and other miscellaneous consumables. Rates for services performed on a spot market basis are based on the agreed-upon hourly spot market rate. With respect to services performed under term contracts, customers are invoiced a monthly mandatory payment based on a specified minimum number of hours of service per month as defined in the contract, upon the earlier of the passage of time or completion of the job. To the extent customers utilize more than the contracted minimum number of hours of service per month, they are invoiced for the excess at rates defined in the contract upon the completion of each job.
     Coiled Tubing and Pressure Pumping Revenue. We enter into arrangements to provide coiled tubing and pressure pumping services to only those customers for which collectability is reasonably assured. These arrangements are typically short-term in nature and each job can last anywhere from a few hours to multiple days. Coiled tubing and pressure pumping revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the mobilization of the equipment to location, the service performed, the personnel on the job, additional equipment used on the job, if any, and miscellaneous consumables used throughout the course of the service. We typically charge the customer on an hourly basis for these services at agreed upon spot market rates.
     Materials Consumed While Performing Services. We generate revenue from chemicals and proppants that are necessarily consumed while performing hydraulic fracturing services. We charge fees to our customers based on the amount of chemicals and proppants used in providing these services. In addition, ancillary to coiled tubing and pressure pumping revenue, we generate revenue from various fluids and supplies that are necessarily consumed during those processes. We do not sell or otherwise charge a fee separate and apart from the services we provide for any of the materials consumed while performing hydraulic fracturing services or coiled tubing and pressure pumping services.

11. The revised revenue recognition policy you have provided in response to prior comment number 34 indicates, in part, that revenue related to coiled tubing and pressure pumping services is recognized upon completion of each day’s work. Describe for us the particular nature of these services, or the terms of the arrangements under which they are provided, that supports recognizing revenue in this manner.
     RESPONSE:
     Coiled tubing and pressure pumping jobs typically last from multiple hours to multiple days. At the end of each day (based on a 24 hour day) a field ticket is written that includes charges for the mobilization of the equipment to the location, the service performed, the personnel on the job, additional equipment used on the job, if any, and miscellaneous consumables used throughout the course of the service. The customer is invoiced daily based on the prepared field ticket. There are generally no written contracts in place documenting the specific arrangements with our customers for coiled tubing and pressure pumping services.
     We invoice our customers daily for these services primarily due to the short-term nature of the work being performed for coiled tubing and pressure pumping projects. Coiled tubing and pressure pumping jobs have traditionally been completed in one day’s time. Only recently has the complex nature of horizontal completions required deployment for more than a 24-hour period. While jobs can last for more than one day, customers may decide to discontinue work at any time—so it is mutually understood that we will invoice at the end of a day’s work, as opposed to waiting until the end of a project. In addition, daily ticketing is generally preferred by our customers for the following reasons:
•	It is common practice in the industry for our customers to track the cost of our coiled tubing and pressure pumping services on a daily basis and issue daily cost reports to their management team. As a result, they generally require our field tickets be completed on a daily basis so that they can accurately report daily costs.

•	Due to the detailed nature of the charges included on a field ticket, our customers generally prefer to review and approve field tickets daily so that improper billing does not occur.
Exhibits, page II-2
12. We note your response to comment 36 in our letter dated April 26, 2011. Please provide the basis for not filing any of your operating leases or leases relating to your real property. Similarly, please clarify whether your arrangement with JRC Investments is memorialized in an agreement and, if so, please provide the basis for not filing such agreement.
     RESPONSE:
     We have not filed our operating leases or leases relating to our real property because we believe the agreements are immaterial. All of these leases could be replaced at immaterial cost to us and we are not substantially dependent on them individually or in the aggregate.

     Reimbursements from the Company to JRC Investments are not made pursuant to an agreement, but a description of reimbursed amounts has been included in the Registration Statements.
13. We note your response to comment 37 in our letter dated April 26, 2011 that you acquired Total with an aggregate cost of the transaction of $31.6 million. Please provide the basis for not filing the related acquisition agreement.
     RESPONSE:
     We do not believe we are required to file our agreement to purchase Total because it does not constitute a material contract for purposes of Item 601 of Regulation S-K. Under Item 601, contracts need be filed if they represent material acquisitions (Item 601(b)(2)) or material commercial agreements to be performed in whole or in part in the future (Item 601(b)(10)). In reaching the determination that the contract was not material for purposes of Item 601(b)(2), we performed an analysis under Item 3-05 of Regulation S-K to measure the transaction’s materiality and determined that the acquisition did not meet any of the materiality thresholds set forth in this item. In determining that the contract was not material for purposes of Item 601(b)(10), we considered both our analysis under Item 3-05 of Regulation S-K as well as the fact that performance under the contract was complete in all material respects.
* * * * *

     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or David P. Oelman of Vinson & Elkins LLP at (713) 758-3708.

Very truly yours, C&J Energy Services, Inc.
By:	/s/ Theodore R. Moore
Theodore R. Moore

Exhibit I

C&J Spec-Rent Services, Inc.
Voting Shareholder Table
October 16, 2006

Ownership
Shareholder Name	Percentage
HKW Capital Partners II Supplemental L.P.	31.8308%
HKW Capital Partners II, L.P	11.6835%
Joshua E Comstock	4.3379%
Joshua E Comstock, Trustee of the Rebecca A. Comstock Annuity Trust	6.5068%
Joshua E. Comstock, Trustee of the Joshua E. Comstock Annuity Trust	6.5068%
Christopher A. Simmons Sr.	1.3556%
John D. Foret	1.3556%
Brandon D. Simmons	1.3556%
Randall C. McMullen Jr.	1.2200%
Aaron Larson	0.4067%
James D. Moore	0.4067%
Michael J. Thorn	0.4067%
Phillip Bryson	0.4067%

Exhibit II
C&J Energy Services, Inc.
Voting Shareholder Table
October 16, 2006

Ownership
Shareholder Name	Percentage
Energy Spectrum Partners IV, LP	100.0%

Exhibit III
C&J Energy Services, Inc.
Voting Shareholder Table
October 17, 2006

Ownership
Shareholder Name	Percentage
Energy Spectrum Partners IV, LP	45.4545%
Citigroup Capital Partners II Employee Master Fund, L.P.	20.0008%
Citigroup Capital Partners II 2006 Citigroup Investment, L.P.	17.7917%
Citigroup Capital Partners II Onshore, L.P.	5.2510%
Citigroup Capital Partners II Cayman Holdings, L.P.	2.4110%
Joshua E. Comstock	1.6727%
Joshua E. Comstock, Trustee of the Rebecca A. Comstock Annuity Trust	2.5091%
Joshua E. Comstock, Trustee of the Joshua E. Comstock Annuity Trust	2.5091%
Christopher A. Simmons, Sr.	0.4545%
John D. Foret	0.4545%
Brandon D. Simmons	0.4545%
Randall C. McMullen, Jr.	0.4545%
Aaron Larson	0.1364%
James D. Moore	0.1364%
Michael J. Thorn	0.1364%
Phillip Bryson	0.1364%
Joseph Patrick Winstead	0.0364%